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                       EXHIBIT 8






                                                     Page 9 of 9 pages




     FOR IMMEDIATE RELEASE              FOR FURTHER INFORMATION:
     December 13, 1994                  W. Barnes Hauptfuhrer
                                        Managing Director, First Union
                                        Capital Partners
                                        (704) 374-4806



CHARLOTTE, N.C. -- Delcor, Inc. acknowledged its receipt yesterday of National Gypsum Company's response to the November 15, 1994 proposal by Delcor to acquire all remaining shares of the Company in a cash merger for $43.50 per share subject to certain stated conditions. Delcor is giving careful consideration to the Company's response and is continuing at this time with the investigation and analysis of an acquisition of the Company.